                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                 AMENDMENT NO. 3
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                    DAVIDSON DIVERSIFIED REAL ESTATE I, L.P.
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)


                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                          -----------------------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*   $189,677            Amount of Filing Fee: $37.93
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 292.26 units of limited partnership interest of the subject partnership for $649 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid:    $37.93           Filing Parties:   AIMCO Properties, L.P.

Form or Registration No.:  Schedule 14D-1   Date Filed:       August 2, 1999


                         (Continued on following pages)


                               Page 1 of 6 Pages

CUSIP No.   NONE  14D-1/A AND 13D/A


1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                          (a)[ ]
                                                                          (b)[X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS

                  WC, BK

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(f)                                                 [ ]


6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14.95

8.        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]


9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  2.0%


10.       TYPE OF REPORTING PERSON

                  PN


                               Page 2 of 6 Pages

CUSIP No.  NONE   14D-1/A AND 13D/A


1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.        SEC USE ONLY

4.        SOURCES OF FUNDS

                  Not Applicable

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(f)                                                 [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14.95

8.        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  2.0%

10.       TYPE OF REPORTING PERSON

                  CO


                               Page 3 of 6 Pages

CUSIP No.  NONE   14D-1/A AND 13D/A


1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a)[ ]
                                                                          (b)[X]

3.        SEC USE ONLY

4.        SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  119.35

8.        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]

9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  15.9%

10.       TYPE OF REPORTING PERSON

                  CO



                               Page 4 of 6 Pages

        AMENDMENT NO. 3 TO SCHEDULE 14D-1/AMENDMENT NO. 4 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 3 to the Schedule 14D-1, originally filed August 2, 1999, of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Davidson Diversified Real Estate I, L.P. (the "Partnership"); and (b) Amendment No. 4 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 29, 1999, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), and Apartment Investment and Management Company ("AIMCO"), as amended by (i) Amendment No. 1, filed with the Commission on August 2, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and AIMCO, (ii) Amendment No. 2, filed with the Commission on August 13, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, and (iii) Amendment No. 3, filed with the Commission on September 10, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of
Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b) At 5:00 p.m., New York time, on Thursday, September 16, 1999, the offer expired pursuant to its terms. A total of 11.85 Units, representing approximately 1.6% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $649 per Unit.


                               Page 5 of 6 Pages

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1999
                                        COOPER RIVER PROPERTIES, L.L.C.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By: AIMCO/IPT, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President


                               Page 6 of 6 Pages